UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2 )*

Under the Securities Exchange Act of 1934

SMARTHEAT, INC.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

83172F203
(CUSIP Number)

Northtech Holdings Inc.	Don Williams
Mill Mall 6 Wickhams Cay 1 P.O. Box 3085 Road Town, Tortola British Virgin Islands	Sheppard Mullin Richter & Hampton LLP Wheelock Square, 26th Floor 1717 Nanjing Road West, Jing An District Shanghai 200040, China 86 21 2321 6000
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83172F203	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Northtech Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO

*Rhett Xudong Wang is authorized to vote the shares of the Issuer held by the Reporting Person.

CUSIP No. 83172F203	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of SmartHeat, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is A-1, 10, Street 7, Shenyang Economic and Technological Zone, Shenyang China 110027.

Item 2.  Identity and Background.

(a)	This statement is being filed by Northtech Holdings Inc., a British Virgin Islands corporation (the “Reporting Person”).

(b)	The address of the Reporting Person is Mill Mall, Suite 6, Wickhams Cay 1, P.O. Box 3085, Road Town, Tortola, British Virgin Islands.

(c)	The Reporting Person is a British Virgin Islands company which was established to provide the Issuer with the secured, revolving credit facility referenced in Item 3 of this Schedule 13D.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 27, 2012, the Reporting Person provided to the Issuer a $2,000,000 secured revolving credit facility under the terms of a Credit and Security Agreement (the “Credit Facility”). At the Issuer’s option, all amounts due under the Credit Facility, including all principal, interest, and fees could be paid in shares of the Issuer’s common stock. In the event the Issuer elected to repay amounts due in shares of its common stock, the Reporting Person would pay the Issuer an amount equal to the number of shares issued multiplied by $0.001, which could be offset by any amounts owed to the Reporting Person by the Issuer under the Credit Facility. The Credit Facility was filed as Exhibit 10.12 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on August 1, 2012.

On December 21, 2012, a total of $1,384,455.77 was outstanding under the Credit Facility, comprised of principal, interest and fees. The Issuer’s Board of Directors at a meeting held on December 14, 2012, elected to repay $1,300,000 of $1,384,455.77 outstanding in shares of the Issuer’s common stock. On December 21, 2012, a total of 1,300,000 shares of the Issuer’s common stock were issued to the Reporting Person to satisfy $1,300,000 outstanding under the Credit Facility.

CUSIP No. 83172F203	13D	Page 4 of 6 Pages

On August 23, 2013, the Issuer entered into the August 2013 Amendment to the Credit Facility dated July 27, 2012, as amended on December 21, 2012. The Issuer issued 100,000 restricted shares of the Issuer’s common stock to the Reporting Person as an amendment fee.

On August 23, 2013, the Issuer entered into an Assignment and Assumption Agreement with the Reporting Person whereby the Reporting Person agreed to assume a $100,000 obligation of the Company in exchange for 200,000 restricted shares of the Company’s common stock.

On September 17, 2013, the Reporting Person, in exchange for 100,000 shares of the Issuer’s common stock, consented to a stalking horse proposal, upon the request of the Issuer, to sell certain assets of the Issuer.

On March 27, 2014, pursuant to the terms of the Credit Facility, the Issuer elected to extend the maturity date of the Credit Facility by 9 months and pay the 4% extension fee by issuing 200,000 restricted shares of Common Stock, at a price of $0.50 per share.

The shares issued to the Reporting Person (the “Shares”) are subject to a stock restriction agreement, dated July 31, 2012, which restricts the transfer of the Shares prior to the expiration of the earlier of (i) June 30, 2017 or (ii) the occurrence of a change of control of the Issuer (“Restriction Period”), other than under a registration statement declared effective by the Securities and Exchange Commission or in a privately negotiated transaction that is exempt from the registration requirements of the Securities Act of 1933, as amended, where the transferee has agreed to the transfer restrictions. Further, the Shares are subject to a repurchase right whereby any time prior to the expiration of the Restriction Period, the Issuer has the right to repurchase all or any portion of the Shares at a price per share equal to 150% of the Average Share Price (as defined in the Credit Facility) on the date of issuance to the Reporting Person.

Item 4.  Purpose of Transaction.

The 100,000 Shares were acquired by the Reporting Person because the Reporting Person consented to a stalking horse proposal, upon the request of the Issuer, to sell certain assets of the Issuer and are being held for investment purposes.

The 200,000 Shares were acquired by the Reporting Person pursuant to the terms of the Credit Facility because the Issuer elected to extend the maturity date of the Credit Facility by 9 months and pay the 4% extension fee by issuing 200,000 restricted shares of Common Stock, at a price of $0.50 per share and are being held for investment purposes. The Reporting Person may acquire additional shares of the Issuer’s common stock pursuant to the conversion of future amounts due under the Credit Facility. The Reporting Person has no other plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)
See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 83172F203	13D	Page 5 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer, other than as disclosed herein, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 83172F203	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHTECH HOLDINGS, INC.

Date: May 28, 2014	By:	/s/ Jun Wang
	Name:	Jun Wang

Date: May 28, 2014	By:	/s/ Huajun Ai
	Name:	Huajun Ai

Date: May 28, 2014	By:	/s/ Xudong Wang
	Name:	Xudong Wang

Date: May 28, 2014	By:	/s/ Wen Sha
	Name:	Wen Sha